EXHIBIT 99.1

                               [BLUERIDGE LOGO]

                             Frederick Brewing Co.
                  4607 Wedgewood Blvd., Frederick, MD  21703

Dear Fellow Shareholders;

      Greetings from the brewery! This is the first of our quarterly reports to shareholders. We hope you find it useful. We apologize that we have not been communicating with you in a systematic way and pledge to do better from now on. If you ever need more information, please do not hesitate to contact Kevin Brannon at (301) 694-7899. We are also building a site on the World Wide Web where you can also communicate with us electronically. Look for us at www.fredbrew.com.

      In the past several months, the market environment in the craftbrew segment has begun to change dramatically. As expected in a market segment growing at 40-50% per year, competition is increasing. This competition is coming from the larger craftbrewers who recently went public, dozens of new start-ups and the mega-brewers whose market share is being taken by the craftbrewers. We are seeing signs that competitors with inefficient breweries, inconsistent product and inadequate marketing support are losing wholesale distribution and retail shelf space. We believe, with our efficient new brewery, experienced and well-trained brewers and aggressive market support, that Frederick Brewing Co. and our Blue Ridge brand are well-positioned to capitalize on these trends and grow at a rapid rate.

ADVERTISING, MARKETING AND SALES CAMPAIGNS MOVING INTO HIGH GEAR

      CEO Kevin Brannon, President Marjorie McGinnis and Sales Manager Patrick Helsel hosted a Blue Ridge hospitality suite for wholesale beer distributors on two nights at the National Beer Wholesalers' Association convention in San Francisco in September. They met with 20 distributors from 13 states where the Company intends to establish new distribution during 1997. We are now following up to establish formal relationships with new wholesalers in the states of New York, New Jersey, Pennsylvania, Virginia, North Carolina, Florida, Ohio, Maine, New Hampshire, Vermont and West Virginia with the goal to have state-wide distribution in those markets by mid-January. We intend to establish new distribution in 29 additional states by the beginning of the fourth quarter of 1997. We are interviewing candidates to fill seven new outside sales positions by January and six more positions, for a total of 21, by the fourth quarter of 1997 in order to provide sales support in the new markets.

      We have also retained a Baltimore advertising agency, Gray Kirk Van Sant, to develop the first direct-to-consumer advertising campaign for "Blue Ridge." Gray Kirk has designed and implemented successful campaigns for numerous other consumer products and services companies. A test of the campaign, whose theme is "Beer With A Conscience" will begin with radio (WJFK, WHFS and WIYY), billboards, Metro car cards and print in November and December in both the Baltimore and Washington, DC markets.

      We have retained a market research firm to conduct brand awareness surveys before and after the initial flight of ads to measure their impact on target consumers. If the campaign succeeds, it will be expanded into 11-13 other metro markets during 1997, with the next flight of ads beginning late in the first quarter of 1997. Together with our increased sales force, imaginative new merchandising display items and wholesaler and retailer incentive programs, these efforts will give Blue Ridge a level of sales support matched by few craftbrews in our markets.

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MEDIA FOCUS ON CRAFTBREWS HIGHLIGHTS THE COMPANY'S STRENGTHS

      A batch of media reports and a marketing offensive by Anheuser-Busch have recently put craftbrews in the spotlight. At first blush, this focus seems to be negative but is, in fact, good news for the Company. In October, NBC's "Dateline" aired a segment critical of contract brewers in general and devastating to Boston Beer Co. ("Samuel Adams") in particular. A-B has recently begun broadcasting ads directly confronting Boston Beer and its CEO, Jim Koch. In both cases, the criticism is that the contract brewers (which include "Pete's Wicked") are deceiving consumers by pretending to be genuine craftbrewers while, in fact, they are marketers of brands produced by second and third tier breweries like Stroh's, Genessee and Pittsburgh Brewing. This is obviously good for Blue Ridge, in that we do operate our own brewery and make our own beer.

      As Barron's reported in its October 28 issue, A-B is pressuring its distributors to drop all brands not supported by A-B. Most A-B distributors say they will not go along with A-B's program because A-B lacks new products to replace the high-margin craftbrews and imports A-B wants the distributors to give up. Under most states' beer franchise law the independent wholesalers have strong legal protection against A-B's position. In any event, only five of our distributors sell A-B products and they account for a small part of our sales. In some markets it could be good news for Blue Ridge if A-B distributors, who usually control 50% of the market, were limited to offering only "Red Hook" in the craftbrew segment.

      A-B is also heavily marketing the fact that it now freshness dates its beer. As our consumers know, we have been freshness dating since our inception three years ago.

      Finally, several of the larger public craftbrewers have been reporting slower than expected sales growth. For example Boston Beer reported that October/November orders were up only 5.5% over last year. Red Hook, Pyramid and Pete's also reported slower growth. Nevertheless, Barron's reported, overall craftbrew sales should increase 40% in 1996 and more than double again over the next few years. This indicates that the larger companies do not have a lock on the market, leaving plenty of room for aggressive smaller brewers, like ourselves, to grow.

WINTER SEASONAL PRODUCTS A HIT WITH THE TRADE

      We have successfully pre-sold two seasonal products and will begin shipping them in the first week of November. The first, "Snowball's Chance Winter Ale," debuted in the brewery tasting room in late October. It is a dark brown, strong (appx. 6% alcohol by volume) ale with a malty, nutty flavor. The second seasonal product is our "Blue Ridge Mug Box" featuring five different beers, including Snowball's Chance, a Blue Ridge pint glass and a company brochure in our patented mug-shaped box, decorated with pictures of our brewers at work. A great gift idea, the Mug Box has a suggested retail price of $9.99. After a sales presentation showing the promotional four-foot snowman, unique snowman tap handle and "screaming snowball" displays, our Maryland/DC distributor pre-sold its entire allotment of both products in one week. Early pre-sales in Virginia have also been promising. Experience indicates that displays and sales of these high-margin products should also stimulate sales of our regular product line.

      Again, we welcome your feedback on the format of this report and any questions or comments you may have. Thank you for your support of Frederick Brewing Co.


                          Sincerely,


                          /s/ KEVIN BRANNON        /s/ MARJORIE MCGINNIS
                          -----------------        ---------------------
                          Kevin Brannon            Marjorie McGinnis
                          Chairman and CEO         President and COO